Exhibit 99.1

J. Christopher Moran

Executive Director & General Manager Lockheed Martin Ventures

Joins Nano Dimension’s Board of Directors

Boca Raton, Florida, February 24, 2020 –Nano Dimension Ltd. (Nasdaq, TASE: NNDM), a leading Additively Manufactured Electronics (AME) provider, announced today the appointment of J. Christopher Moran as a member of the company’s board of directors, effective immediately.

J. Christopher Moran (Chris) is a Vice-President of Lockheed Martin Corporation and the Executive Director and General Manager of Lockheed Martin Ventures, the venture capital investment arm of Lockheed Martin. He is responsible for leading the Corporation’s investments in small technology companies which support Lockheed Martin’s strategic business objectives.

Prior to joining Lockheed Martin, Mr. Moran served in a variety of increasingly responsible positions at Applied Materials, Inc., Santa Clara, CA. Most recently, he was the head of the Business Systems and Analytics group in the Applied Global Services Organization. Mr. Moran was with Applied for over 32 years, including as the head of Corporate Strategy and the General Manager of Applied Ventures LLC, the strategic investing arm of Applied Materials.

Mr. Moran is a graduate of the Massachusetts Institute of Technology where he obtained both his Bachelor and Master degrees in Mechanical Engineering.

“North America’s Electronics and Defense industries are quickly becoming a foundation of our growth. Over the past several months these industries have provided tremendous input shaping our product roadmap and future capabilities. Mr. Moran’s decades of experience in the electronics industry, as well as his deep visibility into the cutting edge of the defense industry will provide a guiding hand to Nano Dimension’s strategy. We are honored by Mr. Moran’s decision to join our Board,” said Mr. Ofir Baharav, Nano Dimension’s Chairman of the Board of Directors.

About Nano Dimension

Nano Dimension (Nasdaq, TASE: NNDM) is a provider of intelligent machines for the fabrication of Additively Manufactured Electronics (AME). High fidelity active electronic and electromechanical subassemblies are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. They necessitate iterative development, IP safety, fast time-to-market and device performance gains, thereby mandating AME for in-house, rapid prototyping and production. Nano Dimension machines serve cross-industry needs by depositing proprietary consumable conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers and electromechanical components, to function at unprecedented performance. Nano Dimension bridges the gap between PCB and semiconductor integrated circuits. A revolution at the click of a button: From CAD to a functional high-performance AME device in hours, solely at the cost of the consumable materials.

For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses that Mr. Moran’s decades of experience will provide a guiding hand to Nano Dimension’s strategy. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 14, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT
Yael Sandler, CFO | ir@nano-di.com